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SEC
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Section

MAR 0 1 2017

Washington DC
406

17008874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 East 17th Street, #114
(No. and Street)

Costa Mesa (City) CA (State) 92627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O'Connor 949-764-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WOConnor
Signature

President
Title

See attached Gov. Code 8202
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXX **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ ~~See~~ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ________________________________
2 ________________________________
3 ________________________________
4 ________________________________
5 ________________________________
6 WOConnor ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2017, by
Date *Month* *Year*

(1) William Anthony OConnor

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LINETTE KLUCAS
COMM. #2164627
NOTARY PUBLIC • CALIFORNIA
Orange County
Commission Expires September 12, 2020

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
O'Connor & Company Securities, Inc.
Costa Mesa, CA 92627

I have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in shareholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash		
Cash	$ 191,637	
Clearing brokers	110,397	$ 302,034
Due from clearing broker		35,586
Secured demand notes receivable		600,000
Property and Equipment, at cost, net of accumulated depreciation		45,508
Security deposits		12,371
Total Assets		$ 995,499
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable and accrued expenses		$ 126,477
Accrued commissions		18,364
Interest payable - subordinated notes		7,500
Due to Clearing Inventory		2,610
Liabilities subordinated to the claims of general creditors		600,000
Total Liabilities		$ 754,951
Shareholders' Equity		
Common stock ($5 par value, 100,000 shares authorized, 26,600 shares issued and outstanding)	133,000	
Paid-in capital	1,000	
Equity Withdrawals	(50,000)	
Retained earnings	340,911	
Net Income	(184,363)	240,548
Total Liabilities and Shareholders' Equity		$995,499

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenues		
	Commission Income	$ 456,053
	Underwriting revenue	940,483
	Trading income (loss)	14,239
	Interest income	122
	Total Revenues	1,410,897
Expenses		
	Clearing expenses	97,219
	Commissions	835,443
	Depreciation	15,937
	Donations	22,120
	Dues and subscriptions	1,075
	Insurance	41,776
	Interest expense	30,017
	Office expense	51,574
	Professional fees	318,731
	Quotation service	43,680
	Regulatory fees	12,606
	Rent	38,343
	Salaries and wages	69,934
	Travel and entertainment	2,580
	All other expenses	13,425
	Total Expenses	1,594,460
	Loss before income taxes	(183,563)
	Provision for income tax	800
	Net Loss	$(184,363)

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to the Claims of Creditors
December 31, 2016

	Balance Dec. 31, 2015	Additions	Deletions	Balance Dec. 31, 2016
William J. O'Connor 5% interest, payable monthly principal due March 31, 2017	$ 300,000	$ -	$ -	$ 300,000
Kenneth & Louise Caresio Living Trust 5% interest, payable quarterly principal due September 1, 2018	300,000	-	-	300,000
Total	$ 600,000	$ -	$ -	$ 600,000

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2016

	Total
Balance, December 31, 2015	$474,911
Shareholder distribution	(50,000)
Net Income (Loss)	(184,363)
Balance, December 31, 2016	$ 240,548

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income (Loss)	$(184,363)
Depreciation	15,937
Changes in operating assets and liabilities:	
Due from clearing broker	134,110
Accounts Receivable – Other	(4,634)
Prepaid	(1,454)
Security Deposit	(1,647)
Accrued Clearing Cost	(13,824)
Accrued commissions	(787,001)
Accounts Payable - Other	123,971
Due to Clearing Firm	2,610
Net cash used by operating activities	(716,295)
Cash Flows from Financing Activities:	
Equity Withdrawal: Anthony Wetherbee	(22,500)
Equity Withdrawal: William A. O'Connor	(22,500)
Equity Withdrawal: William J. O'Connor	(5,000)
Net Cash Flow from Financing Activities	(50,000)
Net decrease in cash	(766,295)
Cash at beginning of year	1,068,329
Cash at end of year	$302,034
Supplemental Cash Flow Information	
Cash paid for interest	$30,000
Cash paid for taxes	$4,005

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)
The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	Payable
Fees and commissions receivable/payable	$35,586	$2,610

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2016, are listed in the following:

Subordinated notes, 5 percent, due March 31, 2017	$ 300,000
Subordinated notes, 5 percent, due September 1, 2018	$ 300,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2016 was $30,000.

Note 6 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2016, the Company had net capital of $782,669 which was $532,669 in excess of its required net capital of $250,000. The Company's net capital ratio was .20 to 1.

Note 8 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. On December 31, 2016, the Company recorded the minimum franchise tax of $800.00.

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000.

Note 10 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Operating Lease Commitments

On October 1, 2016, the Company entered into a two-year lease for office space under a non-cancellable operating lease, commencing October 1, 2016 and expiring October 31, 2018.

At December 31, 2016, future minimum lease payments under this agreement were as follows:

2017	$22,914
2018	$19,574
	$42,488

The Company leases a second facility on a month to month basis. Rent expense for the year ended December 31, 2016 was $22,327.

Note 12 – Litigation

In April 2016, the SEC commenced an inquiry into the Company's underwriting of a series of municipal bond offerings in California. During the period of April 2016 through present, the Staff of the SEC has asked the Company to produce documents and other information. The Company has complied fully

Note 12 – Litigation (Continued)

with these requests, and continues to cooperate with the SEC. At this stage of the proceedings we are unable to conclude that the likelihood of an unfavorable outcome is either "probable" or "remote" (as those terms are defined in the Statement of Policy) and accordingly express no opinion as to the outcome of this matter at this time.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 15, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2016

Computation of Net Capital		
Total ownership equity		$256,485
Plus: Subordinated debt		600,000
Less: Non-Allowable assets		
Property and equipment net of accumulated depreciation	61,445	
Security deposits	12,371	(73,816)
		782,669
Less Haircuts Security		-
Net Capital		782,669
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		10,331
Minimum dollar net capital required		250,000
Net Capital required (greater of above amounts)		250,000
Excess Capital		532,669
Computation of Aggregate Indebtedness		
Total liabilities		154,951
Aggregate indebtedness to net capital		0.20

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$782,669
Due to SIPC	
Rounding	-
Net Capital Per Audit	$782,669

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
O'Connor & Company Securities, Inc.

I have reviewed management's statements, included in the accompanying O'Connor & Company Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017

O'Connor & Company Securities, Inc.

January 9, 2017

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2016 to December 31, 2016.

Sincerely,

WOConnor

William O'Connor
President